Add 4-20-2004

SECURITI[redacted]ISSION

04019398

50 [illegible]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAYCREST SECURITIES CO., INC.

RECD S.E.C. MAR 0 4 2004 555

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3090 PULLMAN STREET
(No. and Street)

COSTA MESA	CALIFORNIA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD P. EVANS (714) 434-4334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOERNER & TOMA
(Name – *if individual, state last, first, middle name*)

18201 VON KARMAN AVE., STE. 305	IRVINE	CA	92612-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD P. EVANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAYCREST SECURITIES CO., INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Orange } ss.

Subscribed and sworn to (or affirmed) before me this 24th (Date) day of February (Month), 2004 (Year), by

(1) Ronald P. Evans
Name of Signer(s)

(2) ______________________.
Name of Signer(s)

ADRIENNE FRISS
COMM. #1281456
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Oct. 22, 2004

Adrienne Friss
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath of Affirmation

Document Date: Dec. 31, 2003 Number of Pages: 1

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BAYCREST SECURITIES CO., INC.

Statement of Financial Condition

December 31, 2003
With Independent Auditors' Report

THOERNER & TOMA
CERTIFIED PUBLIC ACCOUNTANTS
18201 Von Karman Suite 305
Irvine, CA 92612
(949) 863-9900

Independent Auditors' Report

To the Stockholders
Baycrest Securities Co., Inc.

We have audited the accompanying statement of financial condition of Baycrest Securities Co., Inc. (a California Corporation) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baycrest Securities Co., Inc. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Thoerner + Toma

Irvine, California
February 14, 2004

BAYCREST SECURITIES CO., INC.

Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 91,677
	$ 91,677

Liabilities and Stockholders' Equity

Liabilities	$ -
Commitments and contingencies	
Stockholders' equity	
Common stock, no par value;	
75,000 shares authorized and outstanding	75,000
Retained earnings	16,677
	91,677
	$ 91,677

See accompany notes to statement of financial condition

BAYCREST SECURITIES CO., INC.

Notes to Statement of Financial Condition
December 31, 2003

1. **Organization and Summary of Significant Accounting Policies**

Organization

Baycrest Securities Co., Inc. (the Company) was incorporated in California on November 24, 1999 for the purpose of facilitating private placement offerings for affiliated entities. Common stock was issued to the Company's stockholders in January 2000.

The Company is a licensed broker-dealer subject to regulation by the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.

The Company has conducted limited operations since it has been incorporated. There was one private placement agent fee transaction during 2003.

Income taxes

For federal and state income tax purposes, the Company has elected to be taxed as an S corporation whereby its taxable income is included in the individual tax returns of the stockholders. As an S corporation, the Company is subject to California income tax equal to the greater of 1.5% of taxable income or $800.

Use of estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2003, and revenues and expenses for the year then ended. Accordingly, actual results could materially differ from those estimates in the near term.

2. **Commitments and Contingencies**

The Company's commitments and contingencies include matters that arise in the ordinary course of business. Management believes these matters will not have a material adverse effect on the Company's financial position or results of operations.

BAYCREST SECURITIES CO., INC.

Notes to Statement of Financial Condition
December 31, 2003

3. Related Party Transactions

Certain facility costs, as well as management, data processing and other administrative services are provided to the Company, by an affiliate. The Company is not charged for these expenses and services.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was in compliance with these requirements as of December 31, 2003.